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January 30, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Margaret Schwartz; Celeste Murphy

Re:	Eargo, Inc.

Registration Statement on Form S-1

Filed December 19, 2022

File No. 333-268859

To the addressees set forth above:

On behalf of Eargo, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 29, 2022 relating to the above-referenced Registration Statement on Form S-1 filed on December 19, 2022 (the “Registration Statement”). We are submitting this letter via EDGAR and have publicly filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In this letter, the bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Except for page references appearing in the headings and Staff comments below (which are references to Registration Statement), all page references herein correspond to the page of Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.

Please revise the cover page to disclose that you have a majority shareholder and are a “controlled company” under the marketplace rules of the Nasdaq Stock Market. Identify the Selling Stockholder as the majority shareholder and state its ownership percentage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

January 30, 2023

Risk Factors, page 3

2.

Please revise to include risk factor disclosure concerning the impact of sales by your Selling Stockholder in connection with this offering. For example, disclose the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares and a potential change in control.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

General

3.

Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the shares of the Company’s common stock by the selling stockholder (the “Selling Stockholder”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With regard to the Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), including the six enumerated factors contained therein, and offer the following discussion for the Staff’s consideration:

Background

On June 24, 2022, through a bona fide private placement, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with the Selling Stockholder pursuant to which the Company issued senior secured convertible notes in an aggregate principal amount of approximately $105.5 million (collectively, the “Notes”) to the Selling

January 30, 2023

Stockholder (the “Financing”). An initial $100.0 million of Notes (the “First Tranche Notes”) were issued on June 28, 2022 and approximately $5.5 million of additional Notes (the “Second Tranche Notes”) were issued on November 25, 2022. The Financing was effected as a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act.

The shares to be registered for resale under the Registration Statement are the 316,425,980 shares of common stock that were issued upon conversion of the Notes, which includes 300,000,000 shares of common stock that were issued upon conversion of the First Tranche Notes on November 23, 2022 and 16,425,980 shares of common stock issued upon the exercise of the Second Tranche Notes on November 25, 2022 (collectively, the “Shares”).

The Financing was conducted pursuant to the Note Purchase Agreement in which, among other things, the Selling Stockholder made customary investment and private placement representations to the Company, including that it (i) was an “accredited investor” as defined in Rule 501 under the Securities Act, (ii) was acquiring the Notes for the purpose of investment and not with a view towards the sale or distribution within the meaning of the Securities Act, (iii) had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Notes, (iv) was able to bear the economic risks of the investment, and (v) was aware that it may have to hold the Notes indefinitely absent subsequent registration under the Securities Act or a disposition pursuant to an applicable exemption.

In addition, the Company granted customary registration rights to the Selling Stockholder in connection with the Financing by virtue of a Registration Rights Agreement pursuant to which the Registration Statement was filed.

Factor 1: How Long the Selling Stockholder Has Held the Shares

The Selling Stockholder has held the Shares since the conversion of the First Tranche Notes and the Second Tranche Notes of November 23, 2022 and November 25, 2022, respectively. Moreover, the Selling Stockholder initially committed to purchase the Notes on June 24, 2022 and acquired the significant majority of the Notes as part of the First Tranche on June 29, 2022. During this period, the Selling Stockholder has not sold or otherwise disposed of any of the Notes or the Shares. This holding period for the Notes and the Shares demonstrates that the Selling Stockholder acquired the securities for investment, does not have intent to distribute the Shares on behalf of the Company and is not acting as an underwriter.

Factor 2: Circumstances under which the Selling Stockholder Acquired the Shares

As described above, the Selling Stockholder acquired the Shares in the Financing, which was a bona fide private placement transaction conducted pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

January 30, 2023

The Note Purchase Agreement contained, among other things, customary investment and private placement representations of the Selling Stockholder to the Company. In addition, the Selling Stockholder has not entered into any underwriting relationships or arrangements with the Company, has not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the Shares, if any, by the Selling Stockholder. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Stockholder that have or are currently intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholder’s Relationship to the Company

Based upon information supplied to the Company by the Selling Stockholder, the Selling Stockholder is a private investment fund that purchased the securities for its own account and not with a view to resale or distribution. The Company does not have an underwriting relationship with the Selling Stockholder or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the Shares following the effectiveness of the Registration Statement or even whether any Shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has the Selling Stockholder been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Stockholder represented to the Company that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

The registration rights granted to the Selling Stockholder under the Registration Rights Agreement entered into in connection with the Financing are customary and are not indicative of any desire of the Selling Stockholder to sell or distribute the Shares on behalf of the Company, or at all. The Selling Stockholder negotiated for such customary registration rights for a variety of business reasons and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Registration Rights Agreement, the Company would not be filing the Registration Statement. In addition, the Selling Stockholder would be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any Shares.

January 30, 2023

To the extent the Selling Stockholder sells the Shares, the Selling Stockholder will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the Shares.

Factor 4: The Amount of Shares Involved

The Company is seeking to register 316,425,9804 Shares for resale, which is approximately 76.3% of the Company’s outstanding shares of common stock. While the number of shares being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, Compliance and Disclosure Interpretation 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling stockholders are acting as conduits for the issuer to effect a primary offering.

Additionally, the number of Shares issuable upon conversion of the Notes – and, therefore, the number of Shares to ultimately be registered for resale – involved significant and unpredictable variables. In addition to the stockholder approval under Nasdaq Rule 5635 described below, the Company’s rights offering, which closed on November 23, 2022 (the “Rights Offering”), was a fundamental factor that impacted the number of Shares being registered for resale. In summary, the number of Shares issuable to the Selling Stockholder upon conversion of the Notes depended on the timing of, and stockholder participation in, the Rights Offering and could have resulted in the Selling Stockholder holding between 0 and 375,000,000 Shares. The Company believes that this demonstrates that the offering contemplated by the Registration Statement should not be viewed as an indirect primary offering solely by virtue of the number of Shares being registered for resale, as such number was the result of a series of events outside of the Company’s control, as opposed to an orchestrated offering and amount determined by the Company.

January 30, 2023

Factor 5: Whether the Selling Stockholder is in the Business of Underwriting Securities

As noted above, based upon information supplied to the Company by the Selling Stockholder, the Selling Stockholder is a private investment fund. To the Company’s knowledge, the Selling Stockholder is not, nor has it ever been, in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement upon the conversion of the Notes was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholder’s ability to resell the shares.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities.1 Indeed, pursuant to the Note Purchase Agreement, the Selling Stockholder represented and warranted that it was acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholder is Acting as a Conduit for the Company

As noted above, the Selling Stockholder acquired the Shares following conversion of the Notes, which were initially acquired in a bona fide private placement transaction. Since the closing of the Financing, the Selling Stockholder has borne the full economic risk of ownership of the securities and likely will continue to do so for a significant period of time.

The Selling Stockholder is not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of Shares.

Additionally, as part of the Financing, the Selling Stockholder was granted the right to nominate a number of directors to the Company’s board of directors (the “Board”) that is proportionate to its ownership of the Company. Such board representation rights are consistent with the Selling Stockholder’s interests as an investor in the Company and would be unusual in an underwriting relationship.

[1]	See, e.g., Staff Letter dated May 10, 1983 re: American Council of Life Insurance.

January 30, 2023

Finally, the issuance of the Shares upon conversion of the Notes was conditioned on stockholder approval for purposes of complying with Nasdaq Listing Rule 5635 (“Rule 5635”), which requires that, among other things, a listed company obtain stockholder approval of the issuance of securities (i) that would constitute a change of control or (ii) representing more than 20% of the outstanding voting power of a listed company in a private offering at a price that is less than the “Minimum Price” (as defined in the Nasdaq rules). The Selling Stockholder acquired the securities without any guarantee that such approval would be obtained or that it would be entitled to receive the maximum amount of Shares issuable upon conversion of the Notes in the event that stockholders did not provide such approval. The Company respectfully submits that these circumstances demonstrate significant investment risk by the Selling Stockholder that is inconsistent with an underwriting scenario.

Conclusion

The circumstances of the offering do not indicate that the Selling Stockholder is reselling the Shares on behalf of the Company. The duration of the Selling Stockholder’s investment in the Notes and the Shares demonstrates investment intent. The Selling Stockholder did not acquire the Shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the Shares or that the Company had any financial interest in the resale of the Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Stockholder is not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Selling Stockholder is not acting as an underwriter on behalf of, or as a conduit for, the Company.

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the Shares by the Selling Stockholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and, as such, the Selling Shareholder should not be deemed to be an underwriter under the Securities Act.

* * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (650) 463-2677 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Kathleen Wells
Kathleen Wells of LATHAM & WATKINS LLP

cc:	Christian Gormsen, Eargo, Inc.

Christy La Pierre, Eargo, Inc.

David Zaheer, Latham & Watkins LLP

Harry Demas, Latham & Watkins LLP